SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE 981st BOARD OF DIRECTORS’ MEETING

On January 30, 2023, at 5:00 p.m., the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, nº 300, Bairro Pinheiros, in the City and State of São Paulo, extraordinarily met via videoconference, as provided for by paragraph 4 of article 15 of the Board of Directors Charter, at the call of Mario Engler Pinto Junior, Chair of the Board of Directors, under the main section and paragraph 6 of article 13 of the Bylaws, to resolve on the agenda below.

At the start of the meeting, the Chair gave the floor over to André Salcedo, Board member and Chief Executive Officer, who informed that the Controlling Shareholder appointed, to Sabesp’s Executive Board, Messrs. Bruno Magalhães D’Abadia, as Technology, Enterprise, and Environment Officer, to replace Mr. Alceu Segamarchi Junior; Roberval Tavares de Souza, as Regional Systems Officer, to replace Mr. Antônio Carlos Teixeira, and Mrs. Paula Alessandra Bonin da Costa Violante, as Metropolitan Officer, to replace Mr. Ricardo Daruiz Borsari. Then, the appointees were invited to participate in the meeting and speak about their professional experiences, under article 30 of the Board of Directors Charter.

The Board members questioned Mrs. Paula regarding her connection with the company SPAT Saneamento S/A, which has the exclusive purpose of operating the Public-Private Partnership with Sabesp, through an Administrative Concession for the provision of services in the Alto Tietê Production System. Mrs. Paula confirmed the end of any previously existing relations with the aforementioned company SPAT and clarified that she will use the abstention mechanism in any voting on matters that may imply a conflict of interest.

Then, the Chair thanked the candidates for their presence, and they left the meeting. Subsequently, on behalf of the Board, the Chair thanked Messrs. Alceu Segamarchi Junior, Antonio Carlos Teixeira, and Ricardo Daruiz Borsari for their dedication, technical skills, and professional behavior while conducting their respective Boards.

Then, the Chair moved on to the analysis of the sole item of the agenda - “Election of Executive Officers, according to item II of article 142 of Federal Law 6,404/76, to complete the 2021-2023” term of office (time: 30’). The matter was instructed based on CODEC Official Letter 021/2023, of January 20, 2023, Official Letter ATG–0034/23-CC, of January 19, 2023, the minutes of the 29th meeting of the Eligibility and Advisory Committee, of January 23, 2023, CODEC Report 007/2023, of January 24, 2023, the Legal Report PJ 16,736/2023, of January 30, 2023, the registration forms, and the résumés of the appointees, documents filed and made available on the electronic platform. Given the documentation made available and the résumés of the appointees, as well as the oral declarations presented at the meeting, the Board of Directors considered that there was sufficient evidence of technical expertise for them to exercise the duties of Executive Officers of the Company. According to item II of article 142 of Law 6,404/76 and the Company’s Bylaws, the Board members unanimously voted for the election of Messrs. Bruno Magalhães D’Abadia and Roberval Tavares de Souza, and, by a majority vote, recording the contrary vote of the Board member Ronaldo Copa, for the election of Mrs. Paula, as he understands that there is a conflict of interest due to pending contractual issues between SABESP and SPAT. Consequently, the following Executive Officers were elected to complete the 2021-2023 term of office, which ends in June 2023:

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

BRUNO MAGALHÃES D’ABADIA, as Technology, Enterprise, and Environment Officer, with the following information: Brazilian, married, Civil Engineer, identification document (RG) number 4602501 DGPC/GO, Individual Taxpayer’s ID (CPF) number 010.134.721-95, domiciled at Rua Costa Carvalho, 300, Pinheiros, CEP: 05429-000, in the City and State of São Paulo, including for the purposes of paragraph 2 of article 149 of Law 6,404/76;

ROBERVAL TAVARES DE SOUZA, as Regional Systems Officer, with the following information: Brazilian, married, Civil Engineer, identification document (RG) number 19.409.159-4 SSP/SP, Individual Taxpayer’s ID (CPF) number 108.543.688-84, domiciled at Rua Costa Carvalho, 300, Pinheiros - CEP: 05429-000, in the City and State of São Paulo, including for the purposes of paragraph 2 of article 149 of Law 6,404/76; and

PAULA ALESSANDRA BONIN COSTA VIOLANTE, as Metropolitan Officer, with the following information: Brazilian, married, Engineer, identification document (RG) number 13.655.155-5 SSP/SP, Individual Taxpayer’s ID (CPF) number 123.655.758-11, domiciled at Rua Costa Carvalho, 300, Pinheiros - CEP: 05429-000, in the City and State of São Paulo, including for the purposes of paragraph 2 of article 149 of Law 6,404/76.

The Executive Officers elected herein shall perform their duties in continuity with the current term of office, coinciding with that of the other Executive Officers, according to the Company’s Bylaws.

Additionally, the investiture in the position of Executive Officer is subject to the achievement of specific goals and results, to be approved by the Board of Directors, according to article 23 of Law 13,303/2016, and paragraph 1 of article 42 of the Bylaws. The instrument of investiture must state awareness and acceptance of the arbitration clause of Novo Mercado Regulations, according to article 52 of the Bylaws.

The investiture in the position of Executive Officer must observe the requirements, impediments, and procedures established in current regulations, which shall be verified upon investiture by the Company. The instruments of investiture and the clearance statement must be drawn up in the proper book.

Compensation shall strictly comply with the terms of the State Capital Defense Council’s instructions, as defined in the Annual Shareholders’ Meeting. Executive Officers who cumulate the duties of another Executive Officer shall only be entitled to a single compensation. As for the declaration of assets, the applicable state regulations must be observed.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Mario Engler Pinto Junior, Chair of the Board of Directors, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, and signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors, and by the attending Board members: MARIO ENGLER PINTO JUNIOR, ANDRÉ GUSTAVO SALCEDO TEIXEIRA MENDES, CLAUDIA POLTO DA CUNHA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA, LEONARDO AUGUSTO DE ANDRADE BARBOSA, LUIS EDUARDO ALVES DE ASSIS, MARCELO MUNHOZ AURICCHIO, RONALDO COPPA, and WILSON NEWTON DE MELLO NETO.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo, February 06, 2023.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 8, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.